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                                                                     Form U-6B-2

                       Securities and Exchange Commission
                                 Washington, DC


                                   Form U-6B-2

                           Certificate of Notification
                         Carolina Power & Light Company
                            410 S. Wilmington Street
                                Raleigh, NC 27602

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by Carolina Power & Light Company

This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48, [Reg.Section 250.48, paragraph 36,621].

REQUIREMENTS:

1.       Type of the security or securities.
         -----------------------------------

         Pollution Control Revenue Refunding Bonds

2.       Issue, renewal or guaranty.
         ---------------------------
         Issuance

3.       Principal amount of each security.
         ----------------------------------
         $48,485,000

4.       Rate of interest per annum of each security.
         --------------------------------------------
         5.375%

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5.       Date of issue, renewal or guaranty of each security.
         ----------------------------------------------------
         February 6, 2002


6.       If renewal of security, give date of original issue.
         ----------------------------------------------------
         N/A

7.       Date of maturity of each security.
         ----------------------------------
               (In case of demand notes, indicate "on demand").
         -------------------------------------------------------
         February 1, 2017


8.       Name  of  the  person  to  whom  each  security  was issued, renewed or
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         guaranteed.
         -----------
         First Union National Bank, as Trustee

9.       Collateral given with each security, if any.
         --------------------------------------------
         The securities will initially be secured by one or more series of First Mortgage Bonds, which will be created and issued under, and subject to the provisions of the Company's Mortgage and Deed of Trust, dated as of May 1, 1940, as supplemented. The First Mortgage Bonds will become unsecured senior obligations of the Company when substantially all of the Company's outstanding First Mortgage Bonds are retired.

10.      Consideration received for each security.
         -----------------------------------------
         Cash

11.      Application of proceeds of each security.
         -----------------------------------------
         Proceeds will be used for the purpose of refinancing bonds that were originally issued in 1983 for the purpose of financing the construction of certain air and water pollution control and other facilities at the Company's Shearon Harris plant located in Wake County, North Carolina.

12.      Indicate by a check after the applicable statement below whether the
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         issue, renewal or guaranty of each security was exempt from the
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         provisions of Section 6(a) because of:
         --------------------------------------

         a.  The provision contained in the first sentence of Section 6(b)[_]

         b.  The provisions contained in the fourth sentence of Section 6(b)[_]

         c. The provisions contained in any rule of the Commission other than Rule U-48 [X]


13.      If the security or securities were exempt from the provisions of
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         Section 6(a) by virtue of the first sentence of Section 6(b), give the
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         figures which  indicate that  the security or  securities aggregate
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         (together with all other then outstanding notes and drafts of a



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         maturity  of  nine  months  or  less, exclusive of days of grace, as to
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         which  company  is primarily or secondarily liable) not more than 5 per
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         centum of the principal amount and par value of the other securities of
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         such  company  then  outstanding. (Demand notes, regardless of how long
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         they  may  have been outstanding shall be considered as maturing in not
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         more  than  nine  months for the purposes of the exemption from Section
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         6(a) of the Act granted by the first sentence of Section 6(b).
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         N/A

14.      If the security or securities are exempt from the provisions of Section
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         6(a) because of the fourth sentence of Section 6(b), name the security
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         outstanding on  January 1,  1935,  pursuant  to the terms of which the
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         security or securities herein described have been issued.
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         N/A

15.      If the security or securities are exempt from the provisions of Section
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         6(a) because of any rule of the Commission other than Rule U-48 (Reg.
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         Section 250.48, paragraph 36,621) designate the rule under which
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         exemption is claimed.
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         Rule 52(a)


                                           Carolina Power & Light Company

                                           By: /s/ Thomas R. Sullivan
                                               ----------------------------
                                                    Thomas R. Sullivan
                                                        Treasurer

Date:  February 15, 2002